Exhibit (d)(2)

                  CABLEVISION INVESTMENT OF DETROIT, INC.




                                   January 22, 1996


Dear Shareholder:

     Comcast Cablevision of Taylor, Inc. ("Taylor"), formerly, Maclean Hunter Cable TV, Inc., has adopted a Plan of Merger under which Cablevision Investment of Detroit, Inc. (the "Company") will become a wholly-owned subsidiary of Taylor and the public shareholders will be entitled to receive $27.54 per share of the Company's common stock. Set forth below is the text of a press release which the Company will issue shortly.

     As indicated in the press release, Taylor will soon file the required documents with the Securities and Exchange Commission ("SEC") and will mail out detailed information to all shareholders after the SEC has completed its review. The Company will be pleased to assist shareholders with any questions they may have after their receipt of such information.

                                   Very truly yours,

                                   Cablevision Investment of Detroit, Inc.

                           TEXT OF PRESS RELEASE

     Cablevision Investment of Detroit, Inc. ("CID") announced today that, on January 10, 1996, CID Transaction Co. ("CTC") adopted a plan of merger pursuant to which CTC will merge into CID. CTC is a wholly-owned subsidiary of Comcast Cablevision of Taylor, Inc., which owns approximately 96.5% of the stock of CID.

     Under the plan of merger, the public shareholders of CID will receive $27.54 in cash for each share of common stock of CID they own and CID will become a 100%-owned subsidiary of Comcast Cablevision of Taylor, Inc. CID is a 10% general partner of the partnership which owns and operates the cable television system serving the City of Detroit, Michigan.

     John R. Alchin, Senior Vice President and Treasurer of CID, stated that Comcast Cablevision of Taylor, Inc. and CTC will soon file the required documents with the Securities and Exchange Commission and will mail detailed information and instructions concerning the merger to its public shareholders as soon as the Securities and Exchange Commission has reviewed the filed documents. The merger will be concluded following the mailing to shareholders.